November 24, 2010
By EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: J. Nolan McWilliams

Re:	Panera Bread Company
Form 10-K for the fiscal year ended December 29, 2009
Filed March 1, 2010
File No. 000-19253
Ladies and Gentlemen:
On behalf of Panera Bread Company (the “Company”), I am writing in response to the comment contained in the letter dated November 3, 2010 (the “Letter”) from Justin Dobbie of the Staff (the “Staff”) of the Securities and Exchange Commission to Ronald M. Shaich, the Company’s Executive Chairman. The response set forth below is keyed to the numbering of the comment and the headings used in the Letter.
Schedule 14A
Compensation, Discussion and Analysis, page 19
1.
We note your response to our prior comment 1 and reissue. You indicated in response to previous comments that you omitted disclosure of your specific performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K. Accordingly, please provide your analysis of how disclosure of these targets would be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage. Alternatively, please provide us with your proposed revised 2009 incentive compensation disclosure and confirm that you will revise future filings accordingly.

Response:
In response to the Staff’s prior comment 1, the Company provides below additional disclosure regarding the company-wide performance measures comprising the 2009 annual incentive bonus. Annually, the Company determines the company-wide performance measures that comprise the annual incentive bonus based on the Company’s strategic objectives for that year. These company-wide performance measures may vary from year to year. They are internal performance measures that are used by the Company solely to determine annual incentive bonuses and they generally are not disclosed in the Company’s financial external reporting. For the 2009 annual incentive bonus, the Company supplementally provides the following additional disclosure:

United States Securities and Exchange Commission
November 24, 2010

For fiscal 2009, the company-wide performance measures comprising the Company’s annual incentive bonus, the relative weighting of each such component, the Company’s actual achievement during the performance period as a percentage of target and the weighted performance of each such measure were as follows:

		Actual Achievement
		During Performance
	Component	Period	Weighted
Performance Measure	Weighting	(as a % of target)	Performance
Growth in average gross profit per base bakery cafe per week	35%	126%	44%
Differential between gross profit growth and growth in expenses below gross profit	20%	130%	26%
Growth in average weekly sales of all standalone retail bakery sales for Company base cafes (excluding specified day parts), measured on a 2008 to 2009 calendar basis	20%	159%	32%
Average weekly sales of Company bakery cafes opened in fiscal 2009	15%	102%	15%
Total operating and corporate general and administrative expense growth	10%	200%	20%

		Total Weighted	137%
		Average
The Company confirms that in future proxy statements and other applicable filings, the Company will provide disclosure regarding its annual incentive bonus substantially similar to that set forth above, subject to the Company’s determination that such disclosure would not result in competitive harm.
* * *
If you require additional information, please telephone me at (314) 984-4920 or David Westenberg of WilmerHale, the Company’s outside counsel, at (617) 526-6626.

United States Securities and Exchange Commission
November 24, 2010

Very truly yours,
/s/ Jeffrey W. Kip
Jeffrey W. Kip

cc:	David Westenberg, WilmerHale